March 29, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Re:	Thoughtful Media Group Inc. (the “Company”)
Amendment No. 3 to Draft Registration Statement on Form S-1
Filed December 29, 2023 CIK No. 0002006468

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 26, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form S-1 (the “Amendment”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form S-1

Cover Page

1.	You list an agent for service located outside of the United States. Instead, please provide an agent for service with a United States address.

Response: The Company has amended the cover page of the Amendment in response to the Staff’s comments.

Cautionary Note Regarding Forward-Looking Statements, page ii

2.	Please revise to eliminate the suggestion that your prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. See Securities Act Rule 27A(b)(2)(D).

Response: The Company has amended page iii of the Amendment in response to the Staff’s comments.

Prospectus Summary
Overview, page 1

3.	You disclose that you are the first Indonesian-based online travel agent (OTA) in Indonesia to receive International Air Transport Association (IATA) accreditation. Please disclose the benefits or purpose of such IATA accreditation.

Response: The Company has amended page 1 of the Amendment in response to the Staff’s comments.

Our Business Model, page 3

4.	You disclose because you are “financially supported” by your Nasdaq-listed parent company, SOPA, NusaTrip has the financial backing to continuously re-invest in your marketing and technology platforms. Please explain the financial support from SOPA that you have received or expect to receive. Please also ensure you disclose your business after the spin-off is complete, such as if you expect any continuing support from SOPA.

Response: The Company has amended page 4 of the Amendment in response to the Staff’s comments.

Marketing and Brand Positioning, page 4

5.	Define acronyms such as B2B and B2C at first usage.

Response: The Company has amended page 5 of the Amendment in response to the Staff’s comments.

Prospectus Summary
Spin-Off, page 5

6.	We note you disclose that Society Pass (“SOPA”) completed a spin-off of your Common Stock to its stockholders. Please provide details of this Spin-Off in your next amendment. In this regard, you should indicate reasons for this Spin-off, the Spin-Off date, number of shared distributed to the stockholders, and the number of shares and percentage of shares owned by SOPA after the Spin-off.

Response: We would like to clarify that Society Pass has elected not to proceed with a spin-off of the Company. Instead, the Company is planning to authorize and issue additional shares of Common Stock, both in connection with this offering and also in connection with its planned issuance of Convertible Notes. We have revised page 6 and 38  of the Amendment in response to the Staff’s comment, and we will revise and update page 38 and other relevant sections of the registration statement in a future filing once the specifics of the aforementioned share authorizations and issuances have been finalized.

Spin-Off, page 5

7.	Please explain how shares of NusaTrip will be distributed to Society Pass’s shareholders. Address whether Society Pass intends to seek shareholder approval of the spin-off and/or register the transaction under the Securities Act of 1933. If Society Pass does not intend to register the transaction, please provide your analysis as to why this is not required.

Response: We would like to clarify that Society Pass has elected not to proceed with a spin-off of the Company. Instead, the Company is planning to authorize and issue additional shares of Common Stock, both in connection with this offering and also in connection with its planned issuance of Convertible Notes. We have revised page 6 and 38 of the Amendment in response to the Staff’s comment, and we will revise and update page 38 and other relevant sections of the registration statement in a future filing once the specifics of the aforementioned share authorizations and issuances have been finalized.

Convertible Notes, page 6

8.	In the “Explanatory Note,” you indicate that you are registering the resale of shares of common stock issuable upon the conversion of convertible unsecured promissory notes issued to the Selling Stockholders. Although the definition for the Convertible Notes at page ii omits the word “promissory,” it appears that these are the same notes you reference in this section as converting into common stock upon consummation of the NusaTrip initial public offering. Therefore, it does not appear that you have issued the convertible promissory notes overlying shares of common stock that are included in the resale registration statement. Please explain why you believe you are eligible to register the resale of these shares of common stock at this time. For guidance, see Question 134.01 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response: The Company expects to complete the private placement of the Convertible Notes before the public filing of the Form S-1 and will remove the registration of the resale of the shares of common stock underlying the promissory notes if or to the extent that it has not completed the private placement before the public filing. The Company also has amended page iii of the Amendment in response to the Staff’s comments.

9.	We note that you are registering the resale of shares of common stock held by selling stockholders or that are issuable to selling stockholders. Given that the separation of NusaTrip from Society Pass has not occurred and that NusaTrip’s common stock is currently 100% owned by Society Pass (see page ii), it does not appear that you have issued such shares. Please explain why you may register the resale of these common shares at this time.

Response: The Company expects to complete the private placement of the Convertible Notes before the public filing of the S-1 and will remove the registration of the resale of the shares of common stock underlying the promissory notes if or to the extent that it has not completed the private placement before the public filing.

Corporate Structure, page 7

10.	You indicated on page ii that Society Pass Incorporated (“SOPA”) owns 100% of your common stock. Please include SOPA in the corporate structure.

Response: The Company will amend the charts on pages 8 and 39 of the Amendment in its next filing, in response to the Staff’s comments.

11.	We note your disclosures on page 5 that 50,000 shares of Super Voting Preferred Stock were designated on January 2, 2023; however, we also note that NusaTrip Incorporated was formed in May 2023. Please expand your disclosures to clarify this discrepancy. In addition, tell us whether the terms and issuance of the Super Voting Preferred Stock to Raynaud Liang and Maroon Capital Limited impact the conclusion that all operating entities of the registrant are under common control by SOPA.

Response: The Company has amended pages 6 and 84 of the Amendment in response to the Staff’s comments.

Consolidated Results of Operations, page 39

12.	Please describe the underlying causes for material changes in revenue. In this regard, please provide a breakdown of your revenue by service lines and a narrative discussion of the extent to which such changes are attributable to changes in prices and volumes or other reasons. A table appears to be missing from the bottom of page 39 providing this breakdown. Refer to Item 303(b)(2) and Item 303(c)(2) of Regulation S-K.

Response: The Company has amended pages 40 and 41 of the Amendment in response to the Staff’s comments.

13.	You state the primary reason for the decrease in general and administrative expenses between reporting periods is due to the reversal of an income tax provision. Please provide further details as to the nature of this income tax provision, why it was reversed and why it has been classified within general and administrative expenses.

Response: The Company has amended pages 41 and 42 of the Amendment in response to the Staff’s comments.

14.	Please reconcile your disclosure at page 15 and elsewhere suggesting that you experienced a net profit in 2022 with the tabular disclosure in this section.

Response: The Company has amended pages 14 and 15 of the Amendment in response to the Staff’s comments.

15.	You disclose your revenues were mainly generated from the sales of air ticket for the nine months ended September 30, 2023, as it contributed to 71.53% of your total revenue, as compared to 73.66% for the nine months ended September 30, 2022. On the other hand, you disclose that revenue generated from the hotel reservation accounted for 6.39%, 24.76% and 4.80% of your total revenue for the nine months ended September 30, 2023 and 2022 and year ended December 31, 2022, respectively. However, on page 63 you disclose that “[o]ur largest revenue stream is from hotel bookings and contributes up to 60% of NusaTrip’s net revenues.” Please revise your breakdown of revenues by service lines to consistently disclose their contributions to net revenues.

Response: The Company has amended page 67 of the Amendment in response to the Staff’s comments.

.

Management’s Discussion and Analysis, page 39

16.	You at various times make reference to service lines, such as the sale of air tickets and hotel reservations on page 39, and on page 63 you disclose that “[o]ur reportable segments are as follows” and thereafter disclose a B2B segment, B2C segment, and Hotel platform. If a discussion of segment information and/or of other subdivisions (e.g., geographic areas, product lines) of your business is necessary to an understanding of your business, please revise to focus your discussion on each relevant reportable segment and/or other subdivision of the business and on the registrant as a whole. See Item 303(b) of Regulation S-K.

Response: The Company has amended pages 48 to 49 of the Amendment in response to the Staff’s comments.

Gross Profit, page 40

17.	You disclose gross profit margin of 98.12% for the nine months ended September 30, 2023 was decreased by 1.88%, as compared to gross profit margin of 100.00% in September 30, 2022, due to expansion of IT team and software cost. Please explain how you achieve gross profit margins of 98-100%.

Response: The Company has amended page 41 of the Amendment in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Cash Flows, page 41

18.	Your discussion of cash flows appears to merely reiterate the information presented in your statements of cash flows. In this regard, please expand your disclosure to discuss the underlying factors for changes in operating, investing and financing cash flows. Refer to Item 303 of Regulation S-K and Release No. 33-8350.

Response: The Company has amended page 42 of the Amendment in response to the Staff’s comments.

Business, page 53

19.	You provide various graphical presentations and narrative disclosure that are attributed to third parties, such as to a “Bain analysis”, Phocuswright or World Tourism Organization. Please ensure you disclose the source of and the date of any third party data and make clear the disclosure that is attributed to third parties.

Response: The Company has amended page 57 of the Amendment in response to the Staff’s comments, and will update the source and date of other third party data in its next submission.

Overview, page 53

20.	Ensure that you provide a complete description of your business and that your disclosure is consistent and tailored to your company and its operations. For example, we note the following:
•	outside of the risk factors section, you do not mention your purported “reputation as a music video streaming service,” but you make the representation at page 21 and refer to music videos in a second risk factor at page 25;
•	at page 23 you state that you use equity awards to attract talented employees, but at page ii you state that Society Pass owns 100% of your common stock;
•	at page 27, you state that “any future loan agreement either for the financing of existing vessels in our fleet or any vessel acquisitions may limit the amount of dividends we can pay under some circumstances”;
•	at page 30, you refer to the market for “small media companies”; and
•	at page 68 you include a graphic showing “impending acquisitions” in nine separate locations, but at page 1 and elsewhere you state “As of the date of this prospectus, we have no mergers or acquisitions pending or contemplated.”

Please explain each of these apparent inconsistencies, or revise as appropriate.

Response: The Company has amended pages 1, 23, 24, 28, 30, 32, and 68 of the Amendment in response to the Staff’s comments.

Our Business Model, page 58

21.	Revise to explain in context what constitute “the problems of a typical OTA in SEA” which you are able to overcome through the practices you list.

Response: The Company has amended page 61 of the Amendment in response to the Staff’s comments.

Marketing and Brand Positioning, page 61

22.	Please discuss if you intend to contract with Thoughtful Media Group Inc. and SOPA after your spin-off.

Response: The Company has amended pages 65 and 66 of the Amendment in response to the Staff’s comments.

Data Protection and Privacy, page 70

23.	Revise to provide clear disclosure regarding the “various laws and regulations covering the privacy and protection of users’ data” to which you are subject. See Item 101(h)(4) of Regulation S-K.

Response: The Company has amended page 75 of the Amendment in response to the Staff’s comments.

Management

Executive Officers and Directors, page 72

24.	For any officers who devote less than 100% of their professional time to your business, quantify the amount of time devoted to NusaTrip and provide corresponding Risk Factors disclosure. Make clear when each officer (such as your CEO) began service to your company in their current position, and provide a clear description of their employers and positions held over the past five years. Other individuals with missing information include Messrs. How and Neo, and Mr. How also is omitted from the table which would show his age. See Item 401(e) of Regulation S-K.

Response: The Company has amended pages 76 to 77 in response to the Staff’s comments.

Certain Parties and Related Party Transactions
Advances from a Related Party, page 79

25.	Revise to provide the details of the advances, including the dates and amounts provided and the identity of the related parties providing the advances. Also provide current and updated disclosure regarding sales of unregistered securities in Item 15.

Response: The Company has amended page 83 of the Amendment in response to the Staff’s comments.

Underwriting, page 89

26.	You state that “We intend to enter into an underwriting agreement....” But you discuss the terms throughout the filing, including a discussion of the “tail financing” provision at page Disclose when you entered into the underwriting agreement.

Response: The Company has amended page 89 of the Amendment in response to the Staff’s comments.

Financial Statements
Note 1 Business Overview and Basis of Presentation, page F-7

27.	We note that you have completed the Reorganization on January 2, 2023. You also disclose that “...The consolidation of Nusatrip and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying carve-out combined and consolidated financial statements...” As some of the entities listed on page F-7 were acquired in 2023 and other entities were not held under common control as of the beginning of the first period presented in the financial statements, please revise your disclosures and identify the date when each entity was first included in the carve-out financial statements for the periods presented. Refer to ASC 805-50-45.

Response: The Company has amended pages F-7 and F-8 of the Amendment in response to the Staff’s comments.

28.	On a related matter, please clarify the events that occurred as part of the “Reorganization” on January 2, 2023. Your disclosures refer to this as the date that all entities were under common control by SOPA; however, that date is not consistent with your disclosures listing certain transactions at the bottom of page F-7. In addition, NusaTrip Incorporated was formed in May 2023. Therefore, revise your disclosures to clarify what events occurred as part of the Reorganization.

Response: The Company has amended page F-7 of the Amendment in response to the Staff’s comments.

29.	We note the Company is an Online Travel Agency (“OTA”). However, you disclose that only those assets and liabilities that are specifically identifiable to the digital marketing business are included in the Company’s consolidated carve-out financial statements. In addition, all revenues, cost of revenues and operating expenses attributable to provision of digital marketing business are reflected in accompanying carve-out combined and consolidated financial statements. Please tell us the basis of including digital marketing business rather than the OTA business in your carve-out financial statements.

Response: The Company has amended page F-8 of the Amendment in response to the Staff’s comments.

30.	Expand your disclosures to discuss how you accounted for the transfer of entities under common control to the registrant. In your revised disclosures, address the nature of the $291,134 group restructuring charge to additional paid in capital and how you have presented the equity section of the transferred entities under common control in periods prior to the registrant’s formation in May 2023.

Response: The Company has amended page F-7 and F-8 of the Amendment in response to the Staff’s comments.

31.	Please disclose the methodology you used in allocating shared costs in preparation of the carve-out financial statements. In this regard, please include allocation of costs related to corporate functions historically provided by Society Pass such as officer and employee salaries, accounting and legal services, and other selling, general and administrative expenses. Refer to Question 2 of SAB Topic 1.B.1.

Response: The Company does not believe that such an allocation is necessary at this time since all relevant costs are booked in individual companies based on the actual operating environment.

Note 3 Summary of Significant Accounting Policies, page F-8

32.	You have identified B2B, B2C and Hotel Platform as reportable segments on page 63. Explain how these reportable segments relate to your revenue service lines, and expand your footnotes to provide the disclosures required by ASC 280-10-50.

Response: The Company has amended page F-11 of the Amendment in response to the Staff’s comments.

33.	Expand your disclosures to address the nature of expenses that are considered classified as costs of revenue and explain why no costs of revenue have been recorded in certain reporting periods.

Response: The Company has amended pages 49 and F-12 of the Amendment in response to the Staff’s comments. Cost of Revenue are those cost attributable directly to Hotel Technology Platform Software Service only which revenue recognized at gross basis, where other Revenue has no cost of revenue as their revenue are recognized at net basis. Nil cost of revenue in certain period such as September 2022 as such revenue started after the period.

Revenue Recognition, page F-11

34.	We note you disclose on page 46 and F-11 that “...revenues are substantially reported on a net basis as the travel supplier is primarily responsible for providing the underlying travel services and the Company does not control the service provided by the travel supplier to the traveler. Revenue from air ticketing services, air ticket commission, hotel reservation, train ticket, car rental and refund margin are substantially recognized at a point of time when the performance obligations that are satisfied...” However, under Principal vs Agent Considerations on page 47 and F-11, you indicate that “... Based on the Company’s evaluation of the control model, it determined that all the Company’s major businesses act as the principal rather than the agent within their revenue arrangements and such revenues are reported on a gross basis...” Please revise your disclosures to clarify if you record revenue on a gross or net basis. In addition, please provide an analysis supporting your determination, including specific factors considered in applying the guidance in ASC 606- 10-55-36 through 55-40.

Response: The Company has amended page F-11 of the Amendment in response to the Staff’s comments.

35.	Please provide disaggregation of your revenue into categories that show how economic factors affect the nature, amount, timing, and uncertainty of revenue and cash flows. Refer to ASC 606-10-50-5 and ASC 606-10-55-89 to 91.

Response: Pursuant to ASC 606-10-50-5, we considered the appropriate level of disaggregation that describes how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors within the Company’s direct-to-consumer segment. Following the implementation guidance in ASC 606-10-55-90, we also considered (a) disclosures presented outside of the financial statements such as MD&A, earnings releases and investor presentations, (b) information regularly reviewed by our Chief Operating Decision Maker (“CODM”) and (c) any other information similar to the information identified in (a) and (b) that is used by the Company or users of the financial statements to evaluate the Company’s financial performance or make resource allocation decisions. In determining the categories to include, we considered the examples found in ASC 606-10-55-91: (a) the type of good or service (e.g., major product lines), (b) geographical region (e.g., country or region), (c) market or type of customer (e.g., government or non-government customers), (d) type of contract (e.g., fixed-price or time-and-materials), (e) contract duration (e.g., short- or long-term), (f) timing of transfer of goods or services (e.g., point-in-time or over time) and (g) sales channels (e.g., direct to customers or through intermediaries). The following summarizes our analysis of the aforementioned examples:

I.	Type of good or service – Substantially major services sold by the Company is air ticket reservation service, hotel reservation service, online advertisement service, hotel technology platform software service and ancillary service. Similar services is offered across multiple channels.
II.	Geographical region – The Company’s revenue in the B2C segment is predominantly domestic, whereas B2B segment globally.
III.	Market or type of customer – All customers in the B2C segment are consumers, B2B segment are corporate and other travel agency.
IV.	Type of contract – All revenue contracts in the B2C segment represent a single performance obligation and are governed by online orders for our services. B2B segment represent multi performance obligation based on various contract condition.
V.	Contract duration – All revenue contracts in the B2B and B2C segment are short-term in nature except hotel technology platform software service over a period up to one years.
VI.	Timing of transfer of services – We recognize revenue at the point in time that control of the ordered service is confirmed to the customer, over the period of time that the ordered service is performed throughout the contract period.
VII.	Sales channels – Services in the B2B and B2C segment is sold directly to consumers through an integrated platform concept, B2C via online, B2B via online and offline.

As noted in the categories above, there are no significant differences between the sales from online and offline that would require additional disaggregation of our B2B and B2C segment. Because (1) we sell similar services across geographies, to the same type of customer (i.e., consumers) and across sales channels, and (2) the nature of all our contracts are similar (i.e., air-ticket and hotel reservation that are recognized at a point in time, software service over the time), we believe the nature, amount, timing and uncertainty of revenue and cash flows are generally affected by the same economic factors within our B2B and B2C segment.

In certain instances, the Company may provide further information regarding the performance of sales to provide investors with context regarding the Company’s overall financial performance during a given period. Information by sales channel for our B2B and B2C segment is not referenced or discussed consistently in the Company’s periodic or annual filings as it is often not significant to the Company’s segment revenue on a quarterly or annual basis but may become meaningful in a given period. That is, the information is not regularly provided to our investors because revenue for each channel is typically driven by the same economic factors. Further, when information is provided because of a significant change, we do not provide revenue amounts by channel; rather, disaggregated information is provided using other metrics (e.g., growth) to provide context on any significant changes associated with segment revenue in a particular period.

36.	Expand your disclosures to address the timing of your revenue recognition. For example, you state: “Revenue from air ticketing services, air ticket commission, hotel reservation, train ticket, car rental and refund margin are substantially recognized at a point of time when the performance obligations that are satisfied.” Describe the events that occur that indicate the performance obligation has been satisfied. Refer to ASC 606-10-50-12 and 50-19. In addition, we note subscription software revenue is recognized over the contract period. Provide the disclosures required by ASC 606-10-50-18.

Response: The Company has amended pages 48, 49, F-11 and F-12 of the Amendment in response to the Staff’s comments.

Income Tax, page F-12

37.	We note you disclose income tax policy in Note 3 and Note 10. Please address the following:
•	In Note 10, you disclose that “...The Company’s subsidiaries mainly operate in California, Thailand, Vietnam, Philippines and Indonesia that are subject to taxes in the jurisdictions in which they operate...” Please tell us which entity is subject to income taxes in California and the reasons of not disclosing California income tax details in Note 10.

Response: The Company has amended page F-19 of the Amendment in response to the Staff’s comments.

•	Please tell us if the carve-out financial statements reflect a tax provision calculated on the separate return basis. Refer to Question 3 of SAB Topic 1.B.1.

Response: The Company has amended pages F-8 and F-22 of the Amendment in response to the Staff’s comments.

Note 4 Inventories, page F-16

38.	You indicate in Note 3 and on page 45 that inventories include hardware equipment and peripheral costs which are purchased from the Company’s suppliers as merchandized goods and the inventories were amounted to $667,098 and $534,670 at September 30, 2023 and December 31, 2022, respectively. However, you disclose in Note 4 that “...all finished goods inventories were related to air tickets...The inventories amounted to $162,829 and $825 at September 30, 2023 and December 31, 2022, respectively….” Please resolve these inconsistencies and revise your filings as appropriate.

Response: The Company has amended pages 45, F-10 and F-16 of the Amendment in response to the Staff’s comments.

Note 9 Shareholders’ Equity, page F-18

39.	Expand your disclosures, as appropriate, to address the issuance of and accounting for warrants to SOPA in January 2023 to acquire 1.6 million common shares at $1.50 per share, as disclosed on page 79.

Response: The Company has amended page 85 of the Amendment in response to the Staff’s comments.

Note 10 Income Taxes, page F-19

40.	We note you have not provided for a full valuation allowance against the deferred tax assets on expected future tax benefits from the net operating loss carryforwards of Malaysia and PTTSM, even though management believes it is more likely than not that these assets will not be realized in the future. Please clarify why you have not provided a full valuation allowance when realizability is not more likely than not, or revise your disclosures as necessary.

Response: The Company has amended page F-20 of the Amendment in response to the Staff’s comments.

Exhibits

41.	Your list at page II-2 includes no legality opinion and no material contracts. In your Business section and elsewhere, please disclose the scope and terms of any material agreements with third parties, and file all such agreements as exhibits. For example, in a risk factor at page 22, you allude to risks from the expiration or termination of your agreements with third parties; at page 65, you refer to agreements with key employees and confidentiality agreements with employees, third parties, and others; and at page F-7 in Note 1, you state that “The Company negotiates agreements with airlines, hotels, and other travel suppliers to access their inventory and offer competitive prices to customers.” In addition, at page 42, you disclose that for the year ended December 31, 2022, you had one customer that accounted for more than 30% of your revenues. See Item 601 of Regulation S-K.

Response: The Company will file the legality opinion and the material contracts at the time of its first public filing.

General

42.	You disclose that “SEA” refers to the Southeast Asia geographic region. Please list or define the countries of the Southeast geographic region.

Response: The Company has amended page ii of the Amendment in response to the Staff’s comments.

43.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick

cc: Mr. Tjin Patrick Soetanto